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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2016

Washington DC
413

SEC FILE NUMBER
8-65837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **DEVENIR, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 NORMANDALE LAKE BLVD., SUITE 2160
(No. and Street)

MINNEAPOLIS	MN	55437
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC REMJESKE **952-345-0300**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, ERIC REMJESKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or DEVENIR, LLC, as of DECEMBER 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LORI LYNN HANSEN
Notary Public-Minnesota
My Commission Expires Jan 31, 2016

Public Notary

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) Exemption Report.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEVENIR, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets:		
Cash and cash equivalents	$	25,909
Deposit with cleaing broker		25,000
Commissions Receivable		56,394
	$	107,303

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	14,738
Due to Related Party		48,000
		62,738
Member's equity:		
Member's equity		44,565
		44,565
	$	107,303

The accompanying notes are an integral part of these financial statements.



February 29, 2016

Per Securities and Exchange Commission (SEC) Rule 17a-5, please find enclosed the Devenir, LLC (CRD#125968) 2014 Annual Audited Financial Report.

Please contact me should you have any questions regarding this report.

Sincerely,

Devenir, LLC
Eric J. Remjeske
President, CCO, CFO and Financial and Operations Principal

8500 NORMANDALE LAKE BLVD, SUITE 2160
MINNEAPOLIS, MINNESOTA 55437
T :: 952.446.7400
F :: 952.345.0310
W :: WWW.DEVENIR.COM